EXHIBIT 99.1

Colliers Reports Strong Results; Continued Momentum

Third quarter operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2021	2020	2021	2020

Revenues	$1,022.8	$692.3	$2,743.7	$1,873.1
Adjusted EBITDA (note 1)	123.6	92.1	352.3	206.5
Adjusted EPS (note 2)	1.27	1.08	3.91	2.35

GAAP operating earnings	76.0	52.1	(269.9)*	85.1
GAAP diluted EPS	0.40	0.52	(10.19)*	0.38
* Includes $471.9 million settlement of Long-Term Incentive Arrangement with the Company's Chairman & CEO.

TORONTO, Nov. 02, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the third quarter ended September 30, 2021. All amounts are in US dollars.

For the quarter ended September 30, 2021, revenues were $1.02 billion, up 48% (46% in local currency) relative to the same quarter in the prior year which was impacted by the COVID-19 pandemic. Adjusted EBITDA (note 1) was $123.6 million, up 34% (32% in local currency) and adjusted EPS (note 2) was $1.27, up 18% versus the prior year period. Third quarter adjusted EPS would have been approximately $0.02 lower excluding foreign exchange impacts. GAAP operating earnings were $76.0 million, relative to $52.1 million in the prior year quarter. GAAP diluted net earnings per share were $0.40, versus $0.52 in the prior year quarter. Third quarter GAAP EPS would have been approximately $0.03 lower excluding changes in foreign exchange rates.

For the nine months ended September 30, 2021, revenues were $2.74 billion, up 46% (42% in local currency) relative to the same period in the prior year, adjusted EBITDA (note 1) was $352.3 million, up 71% (65% in local currency) versus prior year and adjusted EPS (note 2) was $3.91, up 66% versus prior year. Nine months ended September 30, 2021 adjusted EPS would have been approximately $0.16 lower excluding foreign exchange impacts. GAAP operating loss was $269.9 million and included the settlement of the the Long-Term Incentive Arrangement (“LTIA”) with the Company's Chairman & CEO which was approved by 95% of the Company’s disinterested shareholders. The GAAP diluted loss per share was $10.19. Third quarter GAAP EPS would have been approximately $0.18 lower excluding changes in foreign exchange rates.

“Colliers delivered very strong third quarter results with continued momentum across all service lines,” said Jay S. Hennick, Global Chairman & CEO of Colliers. “Investment Management generated strong operating results, raised a record $4.9 billion in new capital commitments so far this year and finished the quarter with assets under management of more than $46 billion. Capital Markets and Leasing were both up significantly over the prior year and when compared to 2019 pre-pandemic levels while our recurring Outsourcing & Advisory service line also delivered strong internal growth.”

“Yesterday, Colliers completed the previously announced acquisition of Bergmann, which will provide additional scale and further diversify our rapidly growing Colliers Engineering & Design business. Last week, we formally announced our new five-year Enterprise ’25 growth strategy, setting ambitious growth targets to 2025. Under the new plan, we will strive to double our profitability and generate more than 65% of our AEBITDA from recurring revenues. Subsequent to quarter end, we announced two acquisitions – Antirion and Colliers Italy, both of which are expected to close by the end of the first quarter of 2022. Antirion, one of the largest investment management firms in Italy with more than $4 billion in assets under management, will strengthen and expand our Colliers Global Investors platform while Colliers Italy adds another market leader to our company-owned operations in Europe.”

“Our proven track record, balanced and diversified business model, unique enterprising culture and significant inside ownership positions us well to continue creating significant value for shareholders in the years to come,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 26 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.6 billion ($4.0 billion including affiliates) and $46 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Change	Change	September 30		Change	Change
(LC = local currency)	2021	2020	in US$ %	in LC%	2021	2020	in US$ %	in LC%

Outsourcing & Advisory	$390,943	$315,352	24%	22%	$1,119,720	$849,686	32%	27%
Investment Management	78,275	41,704	88%	87%	173,379	128,918	34%	34%
Leasing	242,890	169,688	43%	41%	663,807	470,966	41%	37%
Capital Markets	310,648	165,563	88%	85%	786,758	423,571	86%	79%
Total revenues	$1,022,756	$692,307	48%	46%	$2,743,664	$1,873,141	46%	42%

Consolidated revenues for the third quarter increased 46% on a local currency basis, driven by strong growth across all service lines, particularly Capital Markets and Investment Management. Consolidated internal revenues measured in local currencies were up 45% (note 3), versus prior year quarter results which were impacted by the COVID-19 pandemic. Relative to 2019 pre-pandemic peak levels, third quarter 2021 Capital Markets revenues were up 34% on an internal local currency basis, while Leasing revenues were up 8%.

For the nine months ended September 30, 2021, consolidated revenues increased 42% on a local currency basis driven by (i) a rebound in Capital Markets and Leasing activity; (ii) strong growth in Investment Management and Outsourcing & Advisory service lines; and (iii) the impact of recent acquisitions, versus prior year results which were impacted by the pandemic beginning in March 2020. Consolidated internal revenues measured in local currencies were up 32% (note 3). Relative to 2019 pre-pandemic peak levels, year to date 2021 Capital Markets revenues were up 28% on an internal local currency basis, while Leasing revenues recovered to within 2% of 2019 levels.

Segmented Third Quarter Results
Revenues in the Americas region totalled $617.1 million for the third quarter, up 46% (45% in local currency) versus $422.6 million in the prior year quarter. Revenue growth was primarily driven by strong Capital Markets activity, especially in the industrial and multi-family asset classes. Outsourcing & Advisory revenues were also up strongly on robust growth in Engineering & Design, Valuation and Mortgage services. Adjusted EBITDA was $65.8 million, up 20% over the prior year quarter. Adjusted EBITDA growth was impacted by (i) performance-based incentives resulting from strong year-over-year growth in operating results and (ii) higher discretionary and variable costs relative to significantly reduced costs earlier in the pandemic. GAAP operating earnings were $48.9 million, relative to $40.4 million in the prior year quarter.

Revenues in the EMEA region totalled $154.9 million for the third quarter compared to $117.4 million in the prior year quarter, up 32% (29% in local currency) with strong growth across all service lines. Adjusted EBITDA was $15.0 million, up 96% over the prior year on higher revenues and continuing cost savings from measures implemented during the pandemic. GAAP operating earnings were $11.4 million versus a loss of $1.4 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $172.3 million for the third quarter compared to $110.5 million in the prior year quarter, up 56% (51% in local currency). Revenue growth was robust across all service lines and geographies, especially in Australia and New Zealand, versus pandemic-impacted prior year quarter results. Adjusted EBITDA was $20.7 million, up 62% over the prior year quarter with the improvement in margin attributable to operating leverage. GAAP operating earnings were $18.3 million, versus $8.5 million in the prior year quarter.

Investment Management revenues for the third quarter were $78.3 million compared to $41.7 million in the prior year quarter, up 88% (87% in local currency). Passthrough revenue from historical carried interest represented $18.6 million for the third quarter versus $1.9 million in the prior year quarter. Excluding the impact of carried interest, revenue was up 50% driven by management fee growth from increased assets under management. Adjusted EBITDA was $27.8 million, up 82% over the prior year quarter. GAAP operating earnings were $19.8 million in the quarter, versus $7.9 million in the prior year quarter. Assets under management were $46.1 billion on September 30, 2021, up 17% from $39.5 billion on December 31, 2020 and up 27% from $36.2 billion on September 30, 2020.

Unallocated global corporate costs as reported in Adjusted EBITDA were $5.6 million in the third quarter, relative to earnings of $1.8 million in the prior year quarter, with the change primarily attributable to performance-based incentive compensation accruals recorded in the current year period. The corporate GAAP operating loss for the quarter was $22.5 million relative to a loss of $3.5 million in the third quarter of 2020 attributable to an increase in the fair value of contingent acquisition consideration on strong operating performance of recently acquired businesses as well as incentive compensation accruals.

2021 Outlook
Given the strong results for the third quarter and continued momentum, the Company now expects revenue and Adjusted EBITDA to exceed the top end of the previous outlook. The previously provided outlook for the full year 2021, relative to 2020, was a revenue increase of 20% to 30% and an Adjusted EBITDA increase of 25% to 35%. The outlook for the balance of the year may still be impacted by (i) changes in Capital Markets and Leasing transaction velocity in the traditionally strong fourth quarter as the pandemic continues to impact operations; and (ii) higher than anticipated increases in operating costs, which were reduced during the pandemic.

This financial outlook is based on the Company’s best available information as of the date of this press release and remains subject to change based on numerous macroeconomic, health, social, geo-political and related factors.

Private Placement of Senior Notes
On July 28, 2021 the Company entered into a note purchase agreement to issue US dollar and Euro fixed rate senior unsecured notes (the “Senior Notes”), consisting of US$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031. The Senior Notes were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Euro notes due 2028. The proceeds of the issuances were drawn on October 7, 2021. Colliers used the proceeds for general corporate purposes and to repay all outstanding borrowings under its revolving credit facility.

Conference Call
Colliers will be holding a conference call on Tuesday, November 2, 2021 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) the settlement of the LTIA; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2021	2020	2021	2020

Net earnings (loss)	$50,496	$31,979	$(337,298)	$44,921
Income tax	18,771	11,740	48,490	19,066
Other income, including equity earnings from non-consolidated investments	(1,601)	(509)	(5,547)	(1,479)
Interest expense, net	8,300	8,864	24,500	22,627
Operating earnings (loss)	75,966	52,074	(269,855)	85,135
Settlement of LTIA	-	-	471,928	-
Depreciation and amortization	34,588	36,281	106,939	87,111
Gains attributable to MSRs	(5,812)	(6,888)	(20,728)	(7,397)
Equity earnings from non-consolidated investments	1,487	482	4,625	1,451
Acquisition-related items	14,231	4,965	49,773	11,499
Restructuring costs	523	3,374	1,466	22,681
Stock-based compensation expense	2,658	1,832	8,180	6,056
Adjusted EBITDA	$123,641	$92,120	$352,328	$206,536

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) the settlement of the LTIA; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the three months and nine months ended September 30, 2021, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2021	2020	2021	2020

Net earnings (loss)	$50,496	$31,979	$(337,298)	$44,921
Non-controlling interest share of earnings	(13,623)	(6,264)	(33,148)	(13,906)
Interest on Convertible Notes	2,300	2,314	6,900	3,373
Settlement of LTIA	-	-	471,928	-
Amortization of intangible assets	23,148	25,912	74,019	59,013
Gains attributable to MSRs	(5,812)	(6,888)	(20,728)	(7,397)
Acquisition-related items	14,231	4,965	49,773	11,499
Restructuring costs	523	3,374	1,466	22,681
Stock-based compensation expense	2,658	1,832	8,180	6,056
Income tax on adjustments	(8,934)	(6,988)	(27,117)	(20,235)
Non-controlling interest on adjustments	(3,125)	(2,625)	(9,920)	(7,222)
Adjusted net earnings	$61,862	$47,611	$184,055	$98,783

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2021	2020	2021	2020

Diluted net earnings (loss) per common share(1)	$0.37	$0.48	$(9.20)	$0.37
Interest on Convertible Notes, net of tax	0.04	0.04	0.11	0.06
Non-controlling interest redemption increment	0.39	0.10	1.34	0.37
Settlement of LTIA	-	-	10.02	-
Amortization expense, net of tax	0.28	0.38	0.94	0.88
Gains attributable to MSRs, net of tax	(0.07)	(0.12)	(0.25)	(0.14)
Acquisition-related items	0.20	0.10	0.75	0.27
Restructuring costs, net of tax	0.01	0.06	0.02	0.40
Stock-based compensation expense, net of tax	0.05	0.04	0.18	0.14
Adjusted EPS	$1.27	$1.08	$3.91	$2.35

Diluted weighted average shares for Adjusted EPS (thousands)	48,722	44,181	47,111	42,075
(1)Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three and nine months ended September 30, 2021 and 2020.

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in thousands of US$, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2021	2020	2021	2020

Revenues	$1,022,756	$692,307	$2,743,664	$1,873,141

Cost of revenues	645,123	426,031	1,689,505	1,197,736
Selling, general and administrative expenses	252,848	172,956	695,374	491,660
Depreciation	11,440	10,369	32,920	28,098
Amortization of intangible assets	23,148	25,912	74,019	59,013
Acquisition-related items (1)	14,231	4,965	49,773	11,499
Settlement of long-term incentive arrangement (2)	-	-	471,928	-
Operating earnings (loss)	75,966	52,074	(269,855)	85,135
Interest expense, net	8,300	8,864	24,500	22,627
Equity earnings from unconsolidated investments	(1,487)	(482)	(4,625)	(1,451)
Other income	(114)	(27)	(922)	(28)
Earnings (loss) before income tax	69,267	43,719	(288,808)	63,987
Income tax	18,771	11,740	48,490	19,066
Net earnings (loss)	50,496	31,979	(337,298)	44,921
Non-controlling interest share of earnings	13,623	6,264	33,148	13,906
Non-controlling interest redemption increment	18,869	4,548	63,180	15,572
Net earnings (loss) attributable to Company	$18,004	$21,167	$(433,626)	$15,443

Net earnings (loss) per common share

Basic	$0.41	$0.53	$(10.19)	$0.39

Diluted (3)	$0.40	$0.52	$(10.19)	$0.38

Adjusted EPS (4)	$1.27	$1.08	$3.91	$2.35

Weighted average common shares (thousands)
Basic	44,003	40,027	42,543	39,944
Diluted	44,754	44,181	42,543	40,136

Notes to Condensed Consolidated Statements of Earnings
(1)   Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)   Settlement of Long-Term Incentive Arrangement with the Company’s Chairman and CEO as approved by 95% of the Company’s disinterested shareholders. The settlement resulted in a cash payment of $96,200 and the issuance of 3,572,858 Subordinate Voting Shares on April 16, 2021.
(3)   Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three-month and nine-month periods ended September 30, 2021 and for the nine-month period ended September 30, 2020. The “if-converted” method is dilutive for the three-month period ended September 30, 2020.
(4)   See definition and reconciliation above.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US$)

	September 30,	December 31,	September 30,
(unaudited)	2021	2020	2020

Assets
Cash and cash equivalents	$134,123	$156,614	$129,190
Restricted cash (1)	45,348	20,919	118,543
Accounts receivable and contract assets	485,162	433,250	390,116
Warehouse receivables (2)	161,939	232,207	190,720
Prepaids and other assets	213,635	192,821	186,419
Current assets	1,040,207	1,035,811	1,014,988
Other non-current assets	105,487	94,679	81,539
Fixed assets	138,735	129,221	126,628
Operating lease right-of-use assets	311,314	288,134	285,123
Deferred tax assets, net	62,775	45,008	48,743
Goodwill and intangible assets	1,635,560	1,699,314	1,692,169
Real estate assets held for sale	31,076	-	78,159
Total assets	$3,325,154	$3,292,167	$3,327,349

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$855,368	$748,660	$734,609
Other current liabilities	149,097	53,661	50,149
Long-term debt - current	3,565	9,024	11,635
Warehouse credit facilities (2)	152,905	218,018	181,216
Operating lease liabilities - current	80,282	78,923	74,613
Liabilities related to real estate assets held for sale	-	-	7,112
Current liabilities	1,241,217	1,108,286	1,059,334
Long-term debt - non-current	375,182	470,871	632,222
Operating lease liabilities - non-current	292,133	251,680	250,827
Other liabilities	117,097	158,366	122,505
Deferred tax liabilities, net	36,438	50,523	50,091
Convertible notes	224,895	223,957	223,658
Liabilities related to real estate assets held for sale	20,975	-	25,129
Redeemable non-controlling interests	474,615	442,375	431,184
Shareholders' equity	542,602	586,109	532,399
Total liabilities and equity	$3,325,154	$3,292,167	$3,327,349

Supplemental balance sheet information
Total debt (3)	$378,747	$479,895	$643,857
Total debt, net of cash and cash equivalents (3)	244,624	323,281	514,667
Net debt / pro forma adjusted EBITDA ratio (4)	0.5	1.0	1.5

Note to Condensed Consolidated Balance Sheets

(1)   Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)   Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)   Excluding warehouse credit facilities and convertible notes.
(4)   Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US$)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2021	2020	2021	2020

Cash provided by (used in)

Operating activities
Net earnings (loss)	$50,496	$31,979	$(337,298)	$44,921
Items not affecting cash:
Depreciation and amortization	34,588	36,281	106,939	87,111
Settlement of long-term incentive arrangement	-	-	375,742	-
Gains attributable to mortgage servicing rights	(5,812)	(6,888)	(20,728)	(7,397)
Gains attributable to the fair value of loan
premiums and origination fees	(12,516)	(14,303)	(34,799)	(16,113)
Deferred income tax	(10,953)	(2,977)	(33,457)	(16,974)
Other	25,777	12,680	87,062	37,283
	81,580	56,772	143,461	128,831

(Increase) decrease in accounts receivable, prepaid
expenses and other assets	(60,389)	4,867	(139,622)	80,722
Increase in accounts payable, accrued
expenses and other liabilities	73,779	93,998	75,558	59,744
(Decrease) increase in accrued compensation	75,911	34,890	74,234	(146,371)
Contingent acquisition consideration paid	-	-	(10,472)	(15,684)
Proceeds from sale of mortgage loans	374,458	391,155	1,969,488	481,134
Origination of mortgage loans	(461,783)	(539,103)	(1,858,983)	(626,202)
Increase in warehouse credit facilities	97,339	156,629	(65,113)	156,366
Repurchases from AR Facility, net of sales	11,629	(2,005)	22,521	(14,290)
Net cash provided by operating activities	192,524	197,203	211,072	104,250

Investing activities
Acquisition of businesses, net of cash acquired	(590)	(66,975)	(4,797)	(203,916)
Purchases of fixed assets	(11,847)	(10,501)	(44,450)	(29,530)
Purchase of held for sale real estate assets	(10,101)	(45,918)	(10,101)	(45,918)
Proceeds from sale of held for sale real estate assets	-	-	-	94,222
Cash collections on AR facility deferred purchase price	11,563	11,673	34,295	38,132
Other investing activities	(14,147)	(1,944)	(34,936)	(1,140)
Net cash used in investing activities	(25,122)	(113,665)	(59,989)	(148,150)

Financing activities
Increase in long-term debt, net	(154,930)	(7,017)	(84,997)	18,127
Issuance of convertible notes	-	-	-	230,000
Purchases of non-controlling interests, net of sales	1,658	5,417	(20,182)	(18,978)
Dividends paid to common shareholders	(2,200)	(1,999)	(4,209)	(3,991)
Distributions paid to non-controlling interests	(8,270)	(7,076)	(43,498)	(29,062)
Other financing activities	2,240	2,651	8,704	(10,987)
Net cash (used in) provided by financing activities	(161,502)	(8,024)	(144,182)	185,109

Effect of exchange rate changes on cash	(3,996)	5,981	(4,963)	(8,469)

Increase in cash and cash
equivalents and restricted cash	1,904	81,495	1,938	132,740
Cash and cash equivalents and
restricted cash, beginning of period	177,567	166,238	177,533	114,993
Cash and cash equivalents and
restricted cash, end of period	$179,471	$247,733	$179,471	$247,733

COLLIERS INTERNATIONAL GROUP INC.
SEGMENTED RESULTS
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2021
Revenues	$617,098	$154,937	$172,303	$78,263	$155	$1,022,756
Adjusted EBITDA	65,808	14,994	20,652	27,770	(5,583)	123,641
Operating earnings (loss)	48,879	11,399	18,342	19,812	(22,466)	75,966

2020
Revenues	$422,637	$117,350	$110,477	$41,704	$139	$692,307
Adjusted EBITDA	54,627	7,653	12,755	15,279	1,806	92,120
Operating earnings (loss)	40,412	(1,353)	8,548	7,921	(3,454)	52,074

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30

2021
Revenues	$1,675,644	$439,621	$454,572	$173,367	$460	$2,743,664
Adjusted EBITDA	201,657	40,138	56,847	66,845	(13,159)	352,328
Operating earnings (loss)	154,970	24,703	46,742	43,900	(540,170)	(269,855)

2020
Revenues	$1,101,512	$334,046	$308,016	$128,918	$649	$1,873,141
Adjusted EBITDA	110,160	10,335	30,258	51,063	4,720	206,536
Operating earnings (loss)	66,537	(18,071)	14,867	30,347	(8,545)	85,135

COMPANY CONTACTS:
Jay S. Hennick
Global Chairman & Chief Executive Officer

Christian Mayer
Global Chief Financial Officer
(416) 960-9500